DOROTHY L. PUZIO
Counsellor at Law

direct tel: 617.856.8117
direct fax: 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

07023554

BROWNRUDNICK

RECEIVED
2007 MAY 15 A 10:47

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

May 14, 2007

VIA FEDERAL EXPRESS

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: **Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)**
Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

Press release dated 11 May 2007 – Option Announces Change in Executive Management Team (**Exhibit 1**)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Dorothy L. Puzio, Esq.

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Lawrence M. Levy, Esq. (via e-mail)
Mark A. Dorff, Esq. (via e-mail)
James E. Bedar, Esq. (via e-mail)

dw 5/16

1496147

EXHIBIT 1

RECEIVED
2007 MAY 15 A 10:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OPTION
WIRELESS TECHNOLOGY

OPTION ANNOUNCES CHANGE IN EXECUTIVE MANAGEMENT TEAM

LEUVEN, Belgium – May 11, 2007 – Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today announced that Frederic Convent, the company's Chief Financial Officer, is stepping down citing personal reasons.

Mr. Guy Schroyen has been named as Interim Financial Manager pending the appointment of a replacement for Mr Convent. A seasoned financial executive with 17 years experience in the telecommunications and media industry, Mr Schroyen assumes responsibility for all aspects of the Option Group's financial management, reporting directly to the CEO.

Jan Callewaert, CEO Option, commented: "During more than four exciting years of rapid growth, Frederic has made a valuable contribution to the company and its leadership team. On behalf of the company, I would like to express our sincere thanks to Frederic for his service and commitment and wish him all the best for the future."

About Option

Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany), a Wireless Router development centre in Stockholm (Sweden), an ISO 9002 production engineering and logistics facility in Cork, Ireland. Option also has sales & support operations in the US, Japan, Hong Kong and Taiwan. For more information please visit www.option.com.

For more information please contact

Jan Callewaert, CEO
Tel +32 (0)16 317 411

END